

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

<u>Via Email</u>

Mr. Daniel R. Peralta, Chief Executive Officer
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

> **Re: Delta Mutual, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed July 21, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-30563**

Dear Mr. Peralta:

We have reviewed your response to our prior comment letter dated December 21, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed on July 21, 2010</u>

<u>Lithium Project page 7</u>

1. In your response to comment four in our letter dated December 21, 2010, you stated that for a one-time payment of $30,000, the Company purchased control of 51% of the Project DeltaGuayatayoc. However, your partnership agreement listed as Exhibit A describes a payment of $114,480. Please explain to us the difference between these two numbers.

2. Additionally, in your response to comment four in our letter dated December 21, 2010, you state final approval for the 20-year concession for the property is expected in the second quarter of 2011 after the local holiday season. Please clarify if you presently hold the legal right to explore and mine on the concessions listed in Annex 1.

3. We note your disclosure of a sample in the last quarter of 2010 in the Casabindo River area, southwest of the concession block. Please remove any sample data from areas outside of your concessions from your disclosure.

4. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

   - The location and means of access to your property, including the modes of transportation utilized to and from the property.

   - A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

   - A description of any work completed on the property and its present condition.

   - The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

   - A description of equipment, infrastructure, and other facilities.

   - The source of power and water that can be utilized at the property.

   - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
   www.sec.gov/about/forms/industryguides.pdf

Report of Independent Registered Public Accounting Firm, page 24

5. We note your response to comment 21 in our letter dated December 21, 2010. We do not believe that inclusion of the revised audit report of Jewett Schwartz Wolfe & Associates on your December 31, 2009 financial statements, which now includes an opinion on the restatement adjustments made to your December 31, 2008 financial statements, in your next Form 10-K is adequate. Specifically we note that the financial statements currently included in your December 31, 2009 Form 10-K are not fully covered by the report of an independent registered public accounting firm. Accordingly, please amend your December 31, 2009 Form 10-K to include the revised report. Please refer to Rules 2-02, 3-01 and 3-02 of Regulation S-X.

Financial Statements, page 26

General

6. We note your proposal to make changes in future filings for various financial statement matters raised in our comments in our letter dated December 21, 2010. However, since as noted above, we believe you need to amend Item 8 of your December 31, 2009 Form 10-K to provide an audit opinion that covers the restated December 31, 2008 financial statements, you should apply our prior comments 22-30 and our comments on your financial statements contained in this letter to your amended filing. Please refer to Exchange Act Rule 12b-15 when preparing your amended Form 10-K.

Note 4. Variable Interest Entity, page 40

7. We note from your response to comment 22 in our letter dated December 21, 2010 that you determined the gain on deconsolidation of Delta-Environtech was $882,000 based on reducing your investment in this entity to zero and reversing the losses previously recognized from this entity. Please tell us why the non-controlling interest for this entity recorded upon adoption of ASC 810-10-65 was zero and why it was still zero at the date this entity was deconsolidated. Please provide us with a more detailed response regarding how you calculated the gain of $882,000 reflected in your financial statements upon the deconsolidation of this entity and the basis in GAAP for recording this gain.

Note 6. Investment in Unconsolidated Affiliates, page 42

8. Your response to comment 24 in our letter dated December 21, 2010 indicates that the sale of the 13.5% interest in Jollin and Tonono and the carried interest arrangement were accounted for as two separate transactions. Please disclose the dates on which each transaction occurred along with how you accounted for these transactions and your basis in GAAP for your accounting.

9. We note your response to comment 25 in our letter dated December 21, 2010.   Please tell us the original purchase price you paid for the Salta concession and how you determined a value of $697,000 after the conveyance occurred. In this regard, since your response to comment 26 in our letter dated December 21, 2010 indicates that you paid $697,000 in canons for the purchase of the exploration rights in the Salta province in 2008, it is unclear to us why you have indicated that this amount is the book value of the asset after you conveyed half of your interest. Please expand your disclosure to make this clear. Also, please tell us and disclose what consideration you received for the assignment of a 20% interest in the Salta Province exploratory rights to a third party.

10. We note your responses to comments 26 and 27 in our letter dated December 21, 2010. So that we may better understand your responses and your disclosures regarding your investment in unconsolidated affiliates, provide us with the following information:

- Please tell us and disclose the dates on which your interests in the Jollin and Tonono and Tartagal and Morillo concessions were converted to a carried interest;

- Please tell us and disclose the identity or identities of the carrying party or parties for each of these concessions.

- Your response to comment 26 appears to indicate that all of your additional concession investments in 2008 and 2009 relate to accrued costs for development of the Jollin and Tonono concessions. It appears from your current disclosures in Note 6 that the portion of these costs accrued in 2008 will be repaid to the other members of the joint venture from your pro-rata share of future revenues under carried interest accounting. However, we also note your disclosure that in connection with the sale of 13.5% of your interest in these properties, the purchaser Maxi-Petrol assumed all of the prior unpaid costs accrued by you for these properties. Please tell us why you reversed only $293,540 of accrued costs associated with the Jollin and Tonono concessions rather than all accrued costs associated with these properties and expand your disclosures to make this clear.

- Please explain your disclosure that you will begin receiving revenues from the Jollin and Tonono and Tartagal and Morillo concessions when the first well will be approved for commercial exploration. In light of your disclosures that these properties are in the carryover mode it appears that you would not receive revenues from these properties until payout of the carrying parties was complete. Please revise your disclosures as appropriate to clarify when you will begin receiving revenues.

We may have further comment after reviewing your response.

11. We reviewed your responses to comments 28 and 38 in our letter dated December 21, 2010. You state that you did not classify your investments in your oil and gas concessions/properties as oil and gas investments until 2010 because you had not been officially admitted to the respective joint ventures by the government of Argentina until 2010 and prior to that time you classified these properties as investments in non-consolidated affiliates. You further state that prior to your admittance to the joint ventures, full cost accounting did not yet apply and the disclosures required by ASC 932-235-50 were not required. Please expand your disclosures to explain in reasonable detail how you accounted for these properties before you were admitted to the joint ventures. Please also disclose the following:

- Whether the Argentine government approval for admittance to the respective joint ventures is a substantive event or whether it is more of a formality. Do denials of admission occur?

- The consequences if you were not admitted to the various joint ventures for your properties on your investments in such properties. For example, disclose whether your interest would revert to the seller of the interest and if so, whether your previous investments would be refunded to you or whether you would be permitted to attempt to locate a buyer for the interest.

- Whether you have a legal right to trade interests in the oil and gas concessions prior to being admitted to do business in Argentina and prior to being admitted to the various joint ventures. Specifically, if you were ultimately not admitted to the various joint ventures, what would happen to your conveyances of a portion of your interests in the related properties?

12. We also note from your responses that you have not provided any of the disclosures required by ASC 932-235-50 because you did not yet classify these properties as oil and gas investments due to the fact that you had not yet been admitted to the joint ventures. However, we note your disclosures elsewhere in your filing where you describe your oil and gas investments including in your descriptions under "Our Oil and Gas Investments", "Delta Mutual, Inc. Oil and Gas Concessions and Blocks", "Title to Properties" and in Management's Discussion and Analysis where you discuss these properties. Your disclosures in these other sections of your filing do not make it clear that admittance to the respective joint ventures has not yet occurred and that your rights with respect to receiving future revenues from these properties is conditional upon your receiving such admittance. In future filings, beginning with your fiscal 2010 Form 10-K, please significantly expand your disclosures in these other sections of your filing and throughout your document to make it clear to your investors, if true, that you may never have rights to the reserves or rights to exploit the resources and related revenues for any properties/concessions for which government approval for admittance to the joint venture or government approval to exploit the resources is required and has not yet been obtained. You should clearly indicate for which properties you have obtained government approval and for which properties such government approval is still pending at your most recent balance sheet date. Wherever you discuss properties for which government approval for admittance into the applicable joint venture is still pending, you should balance your discussion of your plans for those properties with clear disclosures that you have not yet obtained the legal right to your interest in those properties.

Note 11. Other Income, page 47

13. We note your response to comment 29 in our letter dated December 21, 2010 that you wrote down amounts associated with several consulting agreements based on your cancellation of projects in Puerto Rico and in connection with a project entitled "Delta Wall" where the product's ability to obtain a patent was denied after which you did not expend further efforts on the project. Please explain to us how the cancellation of consulting and other projects for which you owed the consultants for work already completed establishes a legal basis for you to conclude that the related liabilities have

been extinguished. Please refer to ASC 405-20-40. If the work had not been performed when you cancelled these agreements, or payment was contingent upon a specified outcome that did not occur, please explain to us your basis in GAAP for previously recording a liability for these projects.

14. In addition, your response indicates that certain amounts reversed in 2009 were to correct errors arising because of inadvertent duplicate entries of such amounts. Please quantify for us the amount of adjustment for these duplicate entries and tell us what consideration you gave to recording the related amounts as the correction of errors. Please refer to ASC 250-10-45-22 through 45-28 and ASC 250-10-50-7 through 50-11.

You may contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding the Engineering comments. Please contact Ronald E. Alper, Staff Attorney at (202) 551-3329 or Brigitte Lippmann, Special Counsel at (202) 551-3713 if you have any questions regarding legal disclosures and related matters. Please contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief

cc: Michael Paige, Esq.
      Jackson & Campbell, P.C.